Agrium Sells AWB Commodity Management Business to Cargill
December 15, 2010 — ALL AMOUNTS ARE STATED IN A$ UNLESS OTHERWISE STATED
Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) today announced that a definitive agreement has been reached with Cargill, Incorporated (“Cargill”) pursuant to which Cargill has agreed to acquire a majority of the commodity management businesses of AWB Limited (“AWB”). The purchase price to be paid by Cargill will be the net asset value of the acquired businesses as at the completion date of the transaction plus a premium. The purchase price will be payable in cash and by Cargill assuming AWB’s consolidated indebtedness related to the acquired businesses. We anticipate that the sale to Cargill will be completed in the first half of 2011.
If the transaction had occurred and the purchase price had been determined on the basis of the net asset value of the acquired businesses as at September 30, 2010, we estimate that the aggregate of the net proceeds from the sale of the acquired businesses to Cargill, together with the release of working capital from AWB Harvest Finance Ltd., a finance company that supports the ACM business, would have been approximately A$870-million. We are continuing to evaluate the disposition of certain other businesses that form part of the commodity management business that is not being acquired by Cargill. We estimate the value of these additional businesses to be approximately A$55-million which, combined with the estimated net proceeds from the sale of the acquired businesses to Cargill and the release of working capital from Harvest Finance, represents a total estimated value of A$925-million for the commodity management businesses that we have agreed to, or intend to, divest. Of this total, approximately A$240-million would represent indebtedness assumed by Cargill related to the acquired businesses. The Australian dollar is currently on par with the U.S. dollar based on the Bank of Canada noon rate in effect on December 14, 2010.
“We are pleased to have reached an agreement for the sale of AWB’s commodity management business to Cargill, one of the world’s leading grain handlers and traders. Agrium indicated from the outset that we would conduct a thorough review of the commodity business with AWB management, and we believe that this is the best course of action for all stakeholders involved. The combination of AWB’s commodity management business with Cargill will be a significant milestone in the evolution of Australia’s grain industry. We believe it will provide dividends for Australian growers through improved market access, knowledge, relationships, and expertise in the world grain trade and as a result will provide a stronger global marketing presence for Australian crops,” said Agrium’s President and CEO, Mr. Mike Wilson.
“Agrium is committed to ensuring the commodity management divisions operate on a ‘business as usual’ basis in the interim and we will continue to focus on the successful integration of Landmark in a timely and effective manner. Agrium is excited to be in the important Australian agriculture retail market and will strive to realize the full strengths and opportunities that the Landmark business presents for the benefit of the Australian grower,” concluded Mr. Wilson.

We believe that the AWB/Landmark acquisition will be significantly accretive to our earnings in 2011. Landmark generated EBITDA of A$69-million in the fiscal year ended September 30, 2010. Assuming similar performance for 2011, Landmark could generate A$81-million of EBITDA, including synergies of A$17-million and integration costs of A$5-million in the first year. The synergy target for 2012 and beyond is A$40-million or more. We expect to achieve these synergies primarily through a combination of enhanced purchasing efficiencies, expansion in product offerings and a reduction in overhead expenses.
Completion of the disposition to Cargill is subject to customary closing and other conditions, including the receipt of all required regulatory approvals.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in North America, South America and Australia and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
About Cargill
Cargill is an international producer and marketer of food, agricultural, financial and industrial products and services. Founded in 1865, Cargill is a privately held company that employs 131,000 people in 66 countries. They help customers succeed through collaboration and innovation, and are committed to sharing their global knowledge and experience to help meet economic, environmental and social challenges. Cargill Australia was established in 1967 to serve the country’s large grain export industry and has since extended its involvement into several other agricultural and industrial areas. These areas include oilseed and meat processing, grain and oilseed storage and flour milling. For more information, go to: www.Cargill.com.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to, business and financial prospects, plans, strategies, objectives and expectations, including with respect to future operations of AWB and Agrium, the expected synergies to be realized by Agrium in connection with the acquisition of AWB, including the expected timing of Agrium realizing such synergies and the proceeds to be received from the sale or wind-down of AWB’s commodity management businesses, including the timing of the release of working capital from Harvest Finance. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: the possibility that the businesses of Agrium and AWB may not be integrated successfully on the timelines currently contemplated, or at all, or such integration may be more difficult, time-consuming or costly than expected; divestiture of commodity management assets may be unsuccessful or more time consuming or costly than initially realized and the proceeds of such divestiture may be less than expected, disruption from the acquisition making it more difficult to maintain relationships with customers, employees and suppliers; failure to consummate the announced divestiture of substantially all of AWB’s commodity management businesses, the increased interest charges and financial risk faced by Agrium due to the additional indebtedness incurred by Agrium to fund the AWB acquisition; general business and economic conditions; the possibility that the completion of the AWB acquisition by Agrium may trigger change of control provisions in AWB’s commercial or financial agreements and may lead to adverse consequences; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. In addition, the business of AWB is subject to certain risks and uncertainties that will apply equally to Agrium’s operation of AWB’s business, and to Agrium on a consolidated basis, now that the acquisition of AWB has been completed and events or circumstances arising from such risks and uncertainties could equally cause Agrium’s actual results to differ materially from those outlined in forward-looking statements. These risks and uncertainties include, but are not limited to, those arising due to the following factors: AWB is exposed to both Australian and international weather patterns and natural disasters and associated changes in agricultural activity; AWB’s business units are exposed to fluctuations in market prices for agricultural commodities and freight; AWB’s earnings can be impacted by market dynamics and trading strategy; AWB’s commodity business could be negatively impacted by a loss of accreditation in Australia; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; that AWB has not been subject to Canadian and U.S. internal control and regulatory compliance standards to which Agrium is subject and, as a result, AWB may have had internal control and compliance failures in the past; and AWB is subject to refinancing requirements and is exposed to interest rate changes.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Media enquiries — Australia:
Peter McBride, General Manager, Corporate Affairs AWB
(61) 03 9209 2174
Contact us at: www.agrium.com